SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                NTS-Properties IV
                       (Name of Subject Company (issuer))

                     NTS-Properties IV (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E209
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                NTS-Properties Associates IV and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

Calculation of Filing Fee:
Previously Paid

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
         Amount Previously Paid:  _______________________         Not Applicable
         Form or Registration No.: ______________________         Not Applicable
         Filing Party:     ______________________________         Not Applicable
         Date Filed:       ______________________________         Not Applicable
[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X] third-party tender offer subject to rule 14d-1.
         [X] issuer tender offer subject to rule 13e-4.
         [ ] going private transaction subject to Rule 13e-3.
         [ ] amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Schedule TO relates to an Offer to Purchase dated September 22, 2000 (the "Offer") by NTS-Properties IV, a Kentucky limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the
"Offerors"), to purchase up to 200 limited partnership interests in the Partnership. Information in the Offer to Purchase is incorporated herein by reference in response to all of the items set forth in this Schedule TO, unless otherwise indicated.

Item 5. Past contracts, transactions, negotiations and agreements.

         (a) NTS Development Company, an affiliate of the General Partner, directs the management of the Partnership's properties pursuant to a written agreement (the "Management Agreement") between NTS Development Company and the Partnership. Under the Management Agreement, NTS Development Company establishes rental policies and rates and directs the marketing activity of leasing personnel. It also coordinates the purchase of equipment and supplies, maintenance activity and the selection of all vendors, suppliers and independent contractors.

         Under the Management Agreement, the Partnership agreed to pay NTS Development Company a management fee is equal to 5% of gross revenues from residential properties and 6% of gross revenues from commercial properties. Also under the Management Agreement, the Partnership agreed to pay NTS Development Company a repair and maintenance fee equal to 5.9% of costs incurred which relate to capital improvements. The Partnership paid NTS Development Company the following fees for the six months ended June 30, 2000 and for the year ended December 31, 1999. These charges include items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, buildings and amenities.



                                      Six Months                  Year
                                           Ended                 Ended
                                        06/30/00              12/31/99
                                        --------              --------
Property
Management
Fee                                      $93,564              $186,264

Repair and
Maintenance Fee                           22,819                21,620
                                          ------                ------

                                        $116,383              $207,884
                                        ========              ========

         The Management Agreement also requires the Partnership to purchase all insurance relating to the managed properties, to pay the direct out-of-pocket expenses of NTS Development Company in connection with the operation of the properties, including the cost of goods and materials used for and on behalf of the Partnership, and to reimburse NTS Development Company for the salaries, commissions, fringe benefits, and related employment expenses of on-site personnel. The Partnership also paid NTS Development Company the following amounts for expenses, in addition to the fees described in the preceding table, for the six months ended June 30, 2000 and for the year ended December 31, 1999. These charges included items which have been expensed as operating expenses - affiliated or professional and administrative expenses and items which have been capitalized as other assets or as land, building and amenities.


                                      Six Months                  Year
                                           Ended                 Ended
                                        06/30/00                  1999
                                        --------                  ----

Leasing                                $  48,824             $ 148,888

Administrative                            96,129               208,739

Property

Management
Costs                                    142,064               340,261

Other                                      4,000                13,804
                                           -----                ------

                                        $291,017              $711,692
                                        ========              ========

         The initial term of the Management Agreement was five years, and thereafter for succeeding one-year periods, unless canceled by either party upon sixty days written notice. As of September 22, 2000, the Management Agreement is still in effect.

         In connection with the retirement of Richard L. Good, the former Vice Chairman of NTS Capital Corporation, and under an agreement dated as of January 1, 1999 (the "Retirement Agreement"), JDN Financial Holdings, LLC, a Delaware limited liability company owned by J.D. Nichols ("JDN Financial"), acquired the equity interests of Richard L. Good in various entities affiliated with the
Partnership, including NTS Corporation, NTS-Properties Associates VI, NTS-Properties Associates VII, NTS-Properties Plus Associates, and interests in private limited partnerships with ownership interests in real estate. JDN Financial did not purchase Interests in connection with the Retirement Agreement. In consideration for his equity interests in the foregoing entities, Richard L. Good received (i) monetary consideration equal to his salary and bonus in the amount of approximately $529,000, (ii) various promissory notes in the net amount of approximately $1,600,000, payable monthly through February 29, 2012 at the current interest rate of 5.09% per annum, and (iii) equity interests in real and personal property, including 50% of the equity interest in National Aquatics, Inc. and 70% of the equity interest in NTS/Sabal Office Limited Partnership.

         On February 25, 2000, Mr. Nichols made a capital contribution of $100,000 to NTS Financial Partnership, a Kentucky general partnership ("NTS Financial") and an affiliate of the Partnership.

         On September 17, 1999, Mr. Nichols received a return of capital from NTS Financial in the amount of $50,000, and used such funds to make a capital contribution to ORIG. On February 25, 2000, Mr. Nichols received a return of capital from NTS Financial in the amount of $100,000, and used such funds to make a capital contribution to ORIG.

         In the past two years, Mr. Nichols has received the following returns of capital from NTS Financial on the dates set forth in the table below. Mr. Nichols used these funds to pay third party obligations.


                                                                       Return of
Date                                                                     Capital
----                                                                     -------

June 30, 2000                                                           $119,155

March 29, 2000                                                          $165,000

January 5, 2000                                                         $164,122

October 18, 1999                                                        $100,000

October 15, 1999                                                        $225,739

June 30, 1999                                                           $119,155

         In the past two years, Mr. Nichols has received the following returns of capital from NTS Financial on the dates set forth in the table below. Mr. Nichols used such funds to make a capital contribution to ORIG to purchase limited partnership interests in the entities listed below.


                                          Return of
Date                                        Capital     Limited Partnership
----                                        -------     -------------------

January 4, 2000                            $220,000     NTS-Properties V

December 28, 1999                          $320,000     NTS-Properties VI

December 21, 1999                          $191,750     NTS-Properties VII, Ltd.

December 15, 1999                          $404,897     The Partnership and NTS-
                                                        Properties III

October 7, 1999                            $852,000     NTS-Properties VII, Ltd.

April 5, 1999                              $109,000     NTS-Properties III

March 11, 1999                             $ 96,000     The Partnership

February 24, 1999                          $137,000     The Partnership

March 11, 1999                             $ 96,000     NTS-Properties VII, Ltd.

     In the past two years, Mr. Nichols has also received the following funds from NTS Financial, which were not a return of capital, but were undistributed profits from private affiliates of NTS Financial. These funds were used to pay taxes.


  Date                                               Distribution
  ----                                               ------------

  January 18, 2000                                       $251,000

  April 19, 1999                                         $715,000

  January 1, 1999                                        $297,500

  January 1, 1999                                       $  56,000

     Since January 1, 1998, Mr. Nichols has personally guaranteed various loans made to various publicly and privately-held affiliates of the Partnership. As of August 31, 2000, Mr. Nichols had outstanding personal guaranties totaling approximately $27,198,000. Mr. Nichols has guaranteed the payment of approximately $215,000 of notes payable of NTS Corporation. Mr. Nichols has guaranteed the payment of approximately $17,700,000 of loans of various affiliates. In October, 1998, Mr. Nichols and Mr. Lavin each personally guaranteed $3,250,000 of a loan made to a privately-held affiliate of the Partnership secured by a property, the book value of which is $10,000,000. Mr. Nichols also guaranteed, as an indemnitor, that the conditions of certain surety bonds will be met. The outstanding commitments of the surety bonds aggregated $3,283,000 at December 31, 1999. In December, 1999, Mr. Nichols and Mr. Lavin each personally guaranteed a $2,000,000 loan to ORIG from Community Trust Bank, N.A. in the following amounts: (1) Mr. Nichols guaranteed 75% of all indebtedness of ORIG or $1,500,000, whichever is less; and (2) Mr. Lavin guaranteed 25% of all indebtedness of ORIG or $500,000, whichever is less. This loan was repaid using the proceeds of a $6,000,000 loan to ORIG from the Bank of Louisville. Mr. Nichols and Mr. Lavin each personally guaranteed up to $6,000,000 of the obligations under the loan from the Bank of Louisville for which each of them is jointly and severally liable.

     In addition to the guaranties described above, on March 31, 1989 NTS Guaranty Corporation, owned 100% by Mr. Nichols and an affiliate of the Partnership, guaranteed certain obligations of NTS Mortgage Income Fund, which is also an affiliate of the Partnership. On September 20, 1988, Mr. Nichols has issued a $10,000,000 demand note to NTS Guaranty Corporation, which may be used to satisfy the guaranty. The obligations of NTS Guaranty Corporation under the guaranty are expressly limited to the assets of NTS Guaranty Corporation, its ability to draw upon the $10,000,000 demand note and Mr. Nichols' ability to answer the demand.

     (b) During the past two years, ORIG has participated in joint tender offers with (i) the Partnership to purchase Interests and (ii) limited partnerships that are affiliates of the Partnership to purchase the limited partnership interests of those partnerships. The following table sets forth the results of these tender offers:


                                                                    Limited
                                                                    Partnership      Limited
                                                                    Interests        Partnership
                                                       Total        Purchased by     Interests
Purchase        Subject                Price per       Interests    the Subject      Purchased
Date            Partnership            Interest        Purchased    Partnership      by ORIG
----            -----------            ---------       ---------    -----------      -------
December        NTS-                   $250             729          500             229
31, 1998        Properties III

December        NTS-                   $250             938          500             438
8, 1999         Properties III

February        NTS-                   $205           1,259          600             659
19, 1999        Properties IV

December        NTS-                   $205           2,245          500           1,745
8, 1999         Properties IV

February        The                    $205           2,458          600           1,858
5, 1999         Partnership

December        The                    $230(*)        1,196          250             946
31, 1999        Partnership

January         NTS-                   $350           2,103          750           1,353
18, 1999        Properties VI

September       NTS-                   $370           2,801          500           2,301
30, 1999        Properties VI

December        NTS-                   $380           1,085          250             835
23, 1999        Properties VI

August          NTS-                   $380           3,685          100           3,585
15, 2000        Properties VI

March           NTS-                   $6            25,794       10,000          15,794
12, 1999        Properties VII,
                Ltd.

November 30,    NTS-                   $6            41,652       10,000          31,652
1999            Properties VII,
                Ltd.



                                       6




                                                                    Limited
                                                                    Partnership      Limited
                                                                    Interests        Partnership
                                                       Total        Purchased by     Interests
Purchase        Subject                Price per       Interests    the Subject      Purchased
Date            Partnership            Interest        Purchased    Partnership      by ORIG
----            -----------            ---------       ---------    -----------      -------
August 15,      NTS-                   $6            39,220        2,500          36,720
2000            Properties VII,
                Ltd.


Mr. Nichols disclaims beneficial ownership of 10% of all of the Interests in the Partnership that are owned by ORIG, and disclaims 10% of all of the limited partnership interests in limited partnerships affiliated with the Partnership that are owned by ORIG.

Mr. Lavin disclaims beneficial ownership of 90% of all of the Interests in the Partnership that are owned by ORIG, and disclaims 90% of all of the limited partnership interests in limited partnerships affiliated with the Partnership that are owned by ORIG.

* The original offering price was $215 per interest which was increased to $230 per interest on December 20, 1999.

     In addition to the above tender offers involving ORIG, o September 30, 1999, NTS- Properties V purchased 2,523 limited partnership interests of NTS-Properties V from limited partners for $205 per interest pursuant to an offer to purchase interests.

     The Partnership's affiliates, BKK Financial, Inc., an Indiana corporation ("BKK"), and Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"), have purchased Interests from time to time. Mr Nichols' wife, Barbara Nichols, is the sole limited partner of Ocean Ridge. BKK is the general partner of Ocean Ridge. Since March, 1995 Ocean Ridge and BKK purchased 326 Interests at prices ranging from $130 to $205 per Interest. All of these Interests are currently owned by Ocean Ridge. Mr. Nichols and Mr. Lavin disclaim beneficial ownership of each of these Interests. The General Partner owns five Interests. Mr. Nichols and Mr. Lavin disclaim beneficial ownership of each of these Interests.

     ORIG purchased Interests in the Partnership and also purchased limited partnership interests in limited partnerships affiliated with the Partnership pursuant to an Agreement, Bill of Sale and Assignment dated February 10, 2000, by and among ORIG and four investors in the Partnership and partnerships affiliated with the Partnership (the "Purchase Agreement") for an aggregate purchase price of $900,000. ORIG paid these investors a premium above the purchase price previously offered for limited partnership interests pursuant to prior tender offers because this purchase allowed ORIG to purchase a substantial number of limited partnership interests without incurring the significant expenses involved with a tender offer. Pursuant to the Purchase Agreement, ORIG purchased the following Interests in the Partnership and limited partnership interests in limited partnerships affiliated with the Partnership:

o An aggregate of 565 limited partnership interests in the Partnership from three of the investors for total consideration of $136,629, or an average price of $241.82 per interest.

o An aggregate of 135 limited partnership interests in NTS-Properties III from two of the investors for total consideration of $38,676, or an average price of $286.49 per interest.

o An aggregate of 1,604 limited partnership interests in NTS-Properties V from three of the investors for total consideration of $425,949, or an average price of $265.55 per interest.

o An aggregate of 675 limited partnership interests in NTS-Properties VI from two of the investors for total consideration of $281,128, or $416.49 per interest.

o An aggregate of 2,251 Interests in NTS-Properties VII, Ltd. from one of the investors for total consideration of $15,082, or an average price of $6.70 per Interest.

o An aggregate of 2,536 limited partnership interests in NTS-Properties Plus, Ltd., from three of the investors for total consideration of $2,536, or an average purchase price of $1.00 per interest.

Item 10.  Financial Statements.

         In light of the fact that ORIG is not subject to the reporting requirements of the Act and given the limited scope of ORIG's operations and its relatively small size, the costs of preparing audited financial statements would impose an unreasonable burden on ORIG. ORIG, therefore, did not include audited financial statements in the Offer.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 8, 2000          NTS-PROPERTIES IV, a Kentucky limited
                                   partnership

                                   By:      NTS-PROPERTIES ASSOCIATES IV
                                            General Partner

                                   By:    /s / J.D. Nichols
                                          --------------------------------------
                                          J.D. Nichols, Managing General Partner

                                   ORIG,   LLC,   a   Kentucky limited liability
                                   company.

                                   By:    /s / J.D. Nichols
                                          --------------------------------------
                                          J.D. Nichols, Managing Member



                                          /s / J.D. Nichols
                                          --------------------------------------
                                          J. D. Nichols, individually



                                          /s / Brian F. Lavin
                                          --------------------------------------
                                          Brian F. Lavin, individually